Exhibit 99.1

To: Iomega Employees

From: Joe Tucci

Subject: EMC and Iomega — Looking Ahead

By now you’ve heard that Iomega and EMC have agreed to blend our respective companies into one by way of a cash tender offer. In anticipation of a successful acquisition close, and on behalf of all EMC employees, it’s my great pleasure to welcome you to EMC.

Until recently, the vast majority of EMC’s offerings have targeted larger companies.  But as part of our information infrastructure strategy moving forward, we’ve set out to address the information needs of organizations of all sizes, right down through small businesses and ultimately consumers. EMC considers these markets to be greenfield opportunities for future growth, and we view Iomega as a key piece in helping us address these opportunities.

We’re investing in Iomega because we believe you have talented, dedicated people, a strong brand, great products with a solid reputation, and wide-reaching channels to markets that are important to EMC’s future. In other words, you have consumer and small business expertise in your DNA, and significant connection points with EMC’s current business.

The coming together of Iomega and EMC is about building on the success we’ve already achieved as partners thus far. It’s about market expansion, innovative technology and growth.

We face an exciting opportunity to change the shape of the industry. The time was right to advance our partnership to the next level. We know your team and technology well, and have high expectations as to what we can achieve together. I look forward to working as a unified team, and am committed to continue to extend Iomega’s leadership position.

We’ll be communicating to you regularly as the newest members of EMC. In the meantime, we are thrilled to be joining forces with such an outstanding company with highly talented people.

I’m looking forward to the close when I can officially welcome you to EMC.

Best Regards,

Joe

The tender offer described in this announcement has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Iomega. The solicitation and the offer to buy shares of Iomega common stock will be made pursuant to an offer to purchase and related materials that EMC and its wholly owned subsidiary intend to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, EMC and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Iomega intends to file a

Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, its wholly owned subsidiary and Iomega intend to mail these documents to the stockholders of Iomega. These documents will contain important information about the tender offer and stockholders of Iomega are urged to read them carefully when they become available. Investors and stockholders of Iomega will be able to obtain a free copy of these documents (when they become available) and other documents filed by Iomega or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at 176 South Street, Attention: Office of the General Counsel, Hopkinton, MA 01748. Investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from Iomega by directing requests to Iomega at 10955 Vista Sorrento Parkway, Attention: Corporate Secretary and General Counsel, San Diego, CA 92103.